EXHIBIT 1
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For Immediate Release                                           17 November 2003

                              WPP GROUP plc ("WPP")

Notification of Interest

On 17th  November  2003 WPP  received  the  following  notification  pursuant to section 198-202 of the Companies Act 1985 from Putnam Investments. The registered interests are those of Putnam Investment Management LLC and the Putnam Advisory Company LLC (together "Putnam").

Putnam has a beneficial interest of 35,007,855 WPP Ordinary shares. This holding represents 2.953% of WPP's issued ordinary share capital.

                                      END


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